

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 28, 2006

Mail Stop 7010

By U.S. Mail and facsimile

C. Robert Bunch
Chief Executive Officer and President
Maverick Tube Corporation
16401 Swingley Ridge Road, Seventh Floor
Chesterfield, Missouri 63017

> **Re: Maverick Tube Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 30, 2006**
> **File No. 001-10651**

Dear Mr. Bunch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please supplementally provide us with a copy of the board book.

2. The proxy statement should begin with the Summary Term Sheet, followed by the Table of Contents. The Summary Term Sheet should set forth the principal terms

of the transaction, not summarize the entire document. It should also be concise. Please revise. For further guidance, see Item 1001 of Regulation M-A, and review Section II.F.2.a. of SEC Release No. 33-7760.

Opinion of Maverick's Financial Advisor, page 2

3. Please revise to state the opinion of Maverick's Financial Advisor, rather than merely stating that Maverick received an opinion as to the fairness of the merger consideration.

4. Please also disclose in this section the fee that you will pay to Morgan Stanley. We note that it is contingent upon the consummation of the merger from your disclosure on page 24.

Questions and Answers About the Special Meeting and the Merger, page 7

5. Please disclose what percentage of unaffiliated stockholders needs to vote for the merger in order to approve the transaction. Where appropriate, please provide this information elsewhere in the filing.

Expenses of Proxy Solicitation, page 13

6. Please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your understanding.

The Merger, page 14
Background of the Merger, page 14

7. Please expand your discussion to address events occurring between your board of directors' determination in the autumn of 2005 that it was not in the best interests of your stockholders to pursue a change in control transaction and the meeting between Messrs. Bunch and Rocca on April 30, 2006. Please specifically address the conditions leading to the April 30 meeting, including whether it was commenced upon the initiative of Mr. Bunch or whether the board had determined to pursue a change of control transaction and whether you considered or pursued other strategic alternatives during this period.

8. Please expand your discussion throughout as to why the board decided to pursue a cash merger as opposed to other strategic alternatives. See Regulation M-A, Item 1004(a)(2)(iii).

9. We note your statement in the discussion of the June 8, 2006, meeting that
    Tenaris needed to reduce the merger consideration to $64 per share "based on
    market conditions and certain other factors." Please disclose in greater detail the
    market conditions and "other factors" resulting in a lowering of the purchase
    price.

Opinion of Maverick's Financial Advisor, page 18

10. Please provide for staff review all materials prepared by Morgan Stanley and
    provided to Maverick's board, or their representatives. Provide all transcripts,
    summaries, and video presentation materials. We may have further comment
    based on our review of these materials.

11. We note your statement on page 18 that Morgan Stanley received financial
    projections from you. Please provide us supplementally with copies of these
    projections and all other financial information you prepared for your financial
    advisor. Please also confirm to us that these forecasts were not made to Tenaris
    or, alternatively, revise your proxy statement to include them in the filing. We
    may have further comment upon review of your response.

12. Please disclose the basis for Morgan Stanley's assumption that the financial
    projections relating to you were reasonably prepared.

13. Please disclose, if true, that no updated opinion will be obtained.

14. Please revise your discussion of equity research analysts' price targets on page 20
    to clarify how far into the future the analyzed price targets projected. In addition,
    please disclose how the 11% estimated cost of capital was computed.

15. Please disclose how Morgan Stanley selected the companies used in its
    comparable company and precedent transactions analyses. Disclose whether any
    companies meeting these criteria were excluded from the analyses.

16. Please disclose the basis for the "representative financial multiples" used in the
    comparable company analysis and the assumed EBITDA multiples and estimated
    weighted average cost of capital used in the discounted cash flow analysis.
    Similarly revise the discussion of the leveraged buyout analysis to state the basis
    for the assumed range of EBITDA multiples and internal rate of return on equity.

17. Please describe in more detail the compensation paid to Morgan Stanley for prior
    transactions with Maverick Tube. Please refer to Item 1015(b)(4) of Regulation
    M-A.

Interests of Maverick's Directors and Executive Officers in the Merger, page 26

18. We note your disclosure concerning the board's awareness of actual and apparent conflicts of interest. Please explain how the board resolved these potential conflicts of interest.

Change in Control Provisions in Severance Agreements, page 27

19. Quantify in dollars the aggregate amount of compensatory payments and all other benefits that all executive officers, directors, and key employees will receive as a result of the transaction. Provide this information on an individual and group basis.

Regulatory Matters, page 30

20. Please update your discussion throughout this section to disclose whether the required filings have been made and, if so, the date on which such filings were made.

Appraisal Rights, page 34

21. Please revise to disclose whether stockholders who have complied with Section 262 and have not voted for the merger will be notified of the date by which the statute requires them to exercise their appraisal rights.

Conditions to the Merger, page 46

22. Briefly describe the facts under which you may waive the conditions to the merger, and any circumstances under which you would re-solicit stockholders' votes.

Special Meeting Proxy Card

23. Please revise your discussion of proposal 1 to state the merger consideration.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Frederick C. Lowinger, Esq. (*via facsimile* 312/853-7036)
       Claire R. Hinderer, Esq.
       Sidley Austin LLP
       One South Dearborn
       Chicago, IL 60603